

Mail Stop 3561

November 17, 2008

Robert C. Pohlad
Chief Executive Officer
PepsiAmericas, Inc.
4000 Dain Rauscher Plaza, 60 South Sixth Street
Minneapolis, Minnesota

>   **Re: PepsiAmericas, Inc.**
>   **Form 10-K for fiscal year ended December 29, 2007**
>   **Filed February 27, 2008**
>   **File No. 001-15019**

Dear Mr. Pohlad:

   We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Transactions with Related Persons

1.   In your proxy statement filed March 12, 2008, you discuss numerous agreements in the section "Certain Relationships and Related Transactions." Not all of these agreements appear to have been filed as exhibits to your Form 10-K filed February 27, 2008. For example, we note that you provide manufacturing and national account services to PepsiCo. We also note that you sell finished beverage products to other bottlers, including The Pepsi Bottling Group, Inc. and Pepsi Bottling Ventures LLC, bottlers in which PepsiCo owns an equity interest.

For disclosed agreements that have not been filed as exhibits, please tell us why the agreements were not filed as exhibits.

* * * * *

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please direct questions to John Dana Brown at (202) 551-3859 or Pamela Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Brian Wenger
Fax: (612) 977-8650